_________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from --- to ---

Commission File No. 1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OPPENHEIMER & CO., INC. 401(k) PLAN

125 Broad Street
New York  NY 10004
U.S.A.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OPPENHEIMER HOLDINGS INC.
125 Broad Street

New York NY 10004

_____________________________________________________________________

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Item 4. Financial Statements and Supplemental Information

Oppenheimer & Co. Inc. 401(k) Plan

Financial Report

December 31, 2008

Oppenheimer & Co. Inc. 401(k) Plan

Contents

Report Letter

1

Statement of Net Assets Available for Plan Benefits

2

Statement of Changes in Net Assets Available for Plan Benefits

3

Notes to Financial Statements

4–10

Schedule of Assets Held at End of Year

Schedule 1

Schedule of Nonexempt Transactions

Schedule 2

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator

Oppenheimer & Co. Inc.

   401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of Oppenheimer & Co. Inc. 401(k) Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and 2007 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules of assets held at end of year as of December 31, 2008 and nonexempt transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 26, 2009

Oppenheimer & Co. Inc. 401(k) Plan Statement of Net Assets Available for Plan Benefits
	December 31
	2008	2007
Assets
Participant-directed investments:
Money market funds	$26,549,741	$22,269,461
Mutual funds	96,631,378	135,749,068
Common collective funds	12,342,243	14,794,690
Oppenheimer Holdings Inc. – Common stock	13,891,363	33,865,432
Cash surrender value life insurance policies	454,965	540,985
Participant loans	4,554,093	3,349,107
Total investments at fair value	154,423,783	210,568,743

Contributions receivable:
Employer	1,054,564	5,931,384
Employees	73	-
Total contributions receivable	1,054,637	5,931,384

Cash	351,326	314,841
Other receivable	226,191	112,247
Total assets	156,055,937	216,927,215

Liabilities
Investment trades payable - Net	239,912	235,254
Other payable	44,451	386
Total liabilities	284,363	235,640

Net Assets at Fair Value	155,771,574	216,691,575

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Funds
Relating to Fully Benefit-Responsive Investment
Contracts	617,271	203,555
Net Assets Available for Plan Benefits	$156,388,845	$216,895,130

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan Statement of Changes in Net Assets Available for Plan Benefits
	Year Ended December 31
	2008	2007
Additions
Contributions:
Employee	$20,379,969	$17,728,636
Employer	1,615,594	5,584,093
Rollover	6,741,400	2,126,034
Total contributions	28,736,963	25,438,763

Investment income (loss):
Interest and dividends	6,276,759	15,804,800
Interest – Participant loans	299,287	251,143
Net realized and unrealized gains (loss):
Mutual funds	(54,289,495)	(4,534,762)
Common collective fund	(3,198,590)	385,979
Oppenheimer Holdings Inc. – Common stock	(25,797,562)	8,302,797
Total investment (loss) income	(76,709,601)	20,209,957

Total additions - net	(47,972,638)	45,648,720

Deductions
Benefits paid to participants and beneficiaries	12,434,691	17,358,517
Administrative expenses	79,938	62,704
Life insurance premium	19,018	21,016

Total deductions	12,533,647	17,442,237

Net (Decrease) Increase in Net Assets Available for Plan Benefits	(60,506,285)	28,206,483

Net Assets Available for Plan Benefits
Beginning of year	216,895,130	188,688,647

End of year	$156,388,845	$216,895,130

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of the Plan

The following description of Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the "Company").  Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire.  Participants who have completed one year of service and are employed on the last day of the Plan Year shall be eligible to receive a discretionary contribution.

During the plan years ended December 31, 2008 and 2007, as permitted under the plan agreement, the Plan adopted new formulas used in computing the discretionary contributions from the Company.

Contributions - Employees may make salary deferral contributions up to 50 percent of compensation, subject to tax deferral limitations established by the Internal Revenue Code.

The Company may contribute to the Plan a discretionary amount (the “Employer Discretionary Contribution”).  The Employer Discretionary Contribution is determined by the Company's Board of Directors and is subject to guidelines set forth in the Plan agreement.

Employer Discretionary Contributions, including amounts allocated for rebates received, for the years ended December 31, 2008 and 2007 were determined as follows:

•

1.00% (2008) and 2.65% (2007) of the first $30,000 of a participant’s compensation

•

1.70% (2008) and 3.50% (2007) of the next $10,000 of a participant’s compensation

•

0.80% (2008) and 3.00% (2007) of the next $60,000 of a participant’s compensation

•

0% (2008) and 1.65% (2007) of the next $65,000 of a participant’s compensation

The Plan receives rebates of certain mutual funds shareholder service fees. These rebates are placed in a non-settlor account. All amounts in the Plan’s non-settlor account will be allocated to participants based on the formula outlined above. To the extent that that total amount in the Plan’s non-settlor account is less than the amount to be allocated, the Company will make up the shortfall. For the year ended December 31, 2008, the total employer discretionary contribution was $2,036,501 of which $981,937 was allocated from rebate amounts and the remaining was contributed by the Company.

For the year ended December 31, 2007, the total discretionary amount was $5,931,384 of which the entire amount was contributed by the Company.

Vesting - All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Discretionary Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years or Service

Vested Percentage

Less than 3 years

0%

3 years but less than 4

20%

4 years but less than 5

40%

5 years but less than 6

60%

6 years but less than 7

80%

7 years or more

100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991.  Prior to January 1, 2007 participants could receive a supplemental discretionary contribution (“Employer Stock Contribution”).  Effective January 1, 2007 the Plan was amended and no longer allows for supplemental discretionary contributions including the Employer Stock Contribution.  Participants will be 100 percent vested in the Employer Stock Contributions only upon completion of five years service.

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $318,189 and $420,607, respectively.  These accounts will be used to reduce future employer contributions.

Notwithstanding the vesting schedule specified above, a participant shall be 100 percent vested in his or her Employer Discretionary Contribution and Employer Stock Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.

Participant Accounts - Each participant's account is credited with the participant’s contribution and allocations of the Company's contributions and plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Participants may direct the investments of their account balances into various investment options offered by the Plan.

Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA).  Upon termination, participants become 100 percent vested in their accounts.

 Loans to Participants - Loans are made available to all participants and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance.  Loans bear an interest rate of the applicable Treasury rate based on the length of loans plus 4 percent, except for loans inherited from legacy plans.  Loan principal and interest repayments are reinvested in accordance with the participant’s current investment selection.

Party-in-interest Transactions –During 2007, there was a nonexempt transaction related to a prohibited loan to the Company.  The Company repaid this loan and related interest totaling $423,823 in 2008.

Administrative Expenses - Certain plan expenses may be paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the statement of net assets available for plan benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation - The Plan's investments are stated at fair value, except for a stable value common collective trust fund.  Common collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) are adjusted to contract value in the financial statements.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations.  The fair value of the remaining common collective trust fund is based on the quoted market values of the underlying investments.  Life insurance contracts are stated at cash surrender value as provided in the policies, which approximates fair value.  The money market funds and participant loans are valued at their outstanding balances, which approximate fair value.  All other investments are valued based on quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including mutual funds, common collective funds, and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Note 3 - Concentration of Investments

Significant individual investments of the Plan’s net assets are separately identified as follows:

	December 31, 2008	December 31, 2007
Investments - At fair value:
Growth Fund of America	$ 18,699,873	$ 28,996,207
Washington Mutual Investors Fund	17,645,478	23,597,831
Advantage Primary Liquidity Fund	25,587,703	22,269,461
Oppenheimer Holdings Inc. - Common stock	13,891,363	33,865,432
Oppenheimer Global Fund	8,325,313	13,802,994
PIMCO Total Return Fund	-	15,268,540
Vanguard Interim Term Treasury	16,741,683	-

Note 4 - Tax Status

The Plan obtained its latest determination letter on October 30, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  The Company has applied for a new determination letter and the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2008	2007

Net assets available for plan benefits per the financial statements	$156,388,845	$216,895,130
Less:
Amounts allocated to withdrawing participants	(6,440)	(63,099)
Adjustment to fair value for stable value fund	(617,271)	(203,555)

Net assets available for plan benefits
per Form 5500	$155,765,134	$216,628,476

The following is a reconciliation of net increase in net assets available for plan benefits to participants per the financial statements to the Form 5500:

	Year ended December 31
	2008	2007
Net change in assets available for benefits per the financial statements	$(60,506,285)	$ 28,206,483
Add - Amounts allocated to withdrawing participants at December 31, 2007 and 2006	63,099	539,587
Less:
Amounts allocated to withdrawing
participants at December 31, 2008 and 2007	6,440	63,099
Adjustment to fair value for stable value fund	413,716	22,914

Net income (loss) per Form 5500	$(60,863,342)	$ 28,660,057

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008 and 2007 but not yet paid as of that date.

Note 6 – Fair Value

As of January 1, 2008 the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.

SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Disclosures concerning assets measured at fair value are as follows:

Assets at Fair Value as of December 31, 2008

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008

Money market funds	$26,549,741	$ -	$ -	$26,549,741
Mutual funds	96,631,378	-	-	96,631,378
Common collective funds	-	12,342,243	-	12,342,243
Oppenheimer Holdings Inc. - Common
stock	13,891,363	-	-	13,891,363
Cash surrender value life insurance policies	-	454,965	-	454,965
Participant loans	-	-	4,554,093	4,554,093

Total assets at fair value	$137,072,482	$12,797,208	$4,554,093	$154,423,783

The following table sets forth a summary of changes in the fair value of the Plan's level 3 investment assets for the year ended December 31, 2008:
	Participant Loans
Balance at December 31, 2007	$ 3,349,107
Purchases, sales, issuances and settlements - net	1,204,986
Balance at December 31, 2008	$ 4,554,093

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 13-5657518, Plan Number 001

December 31, 2008

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value

Oppenheimer Holdings Inc.	Oppenheimer Holdings Inc. - Common stock**	*	$ 13,891,363
Reich & Tang	Advantage Primary Liquidity Fund - Money market fund	*	25,587,703
Federated	Governmental Obligations Institutional - Money market fund	*	962,038
SEI Investments	SEI Stable Asset Fund - Common collective fund	*	6,357,363
State Street	State Street S&P 500 Index Fund - Common collective fund	*	5,984,880
AIM Investments	AIM Small Cap Growth Fund - Mutual fund	*	5,144,547
AIM Investments	AIM Real Estate Fund - Mutual fund	*	3,225,078
Artisan Investments	Artisan Mid Cap Fund - Mutual fund	*	2,950,453
American Funds	Growth Fund of America - Mutual fund	*	18,699,873
EuroPacific	EuroPacific Growth Fund - Mutual fund	*	6,712,800
Lord Abbett & Company	Lord Abbett Mid Cap Value Fund - Mutual fund	*	4,525,054
MFS Investment Management	MFS International New Discovery Fund - Mutual fund	*	5,799,089
Oppenheimer Funds Inc.	Oppenheimer Global Fund - Mutual fund	*	8,325,314
Vanguard	Vanguard Interim Term Treasury	*	16,741,683
Wells Fargo	Wells Fargo Advantage Small Cap Value Fund - Mutual fund	*	6,862,007
Franklin Templeton	Templeton Foreign Fund - Mutual fund	*	2
Washington Mutual	Washington Mutual Investors Fund - Mutual fund	*	17,645,478
Insurance contracts	Policy Number 4000323	*	3,068
	Policy Number 4000364	*	75,036
	Policy Number 4000305	*	30,572

Schedule 1

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value

	Policy Number 4000306	*	66,929
	Policy Number 4000338	*	16,551
	Policy Number 4000335	*	4,345
	Policy Number 4000573	*	67,463
	Policy Number 4000370	*	86,919
	Policy Number 4000371	*	84,983
	Policy Number 4000353	*	11,577
	Policy Number 4000347	*	7,522

	Participant loans, with interest rates ranging from 4 percent
	to 9.25 percent	-	4,554,093

	Total investments		$ 154,423,783
*Cost information not required
**Party-in-interest, as defined by ERISA

Schedule 1

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Nonexempt Transactions

Form 5500, Schedule G, Part III

EIN 13-5657518, Plan Number 001

December 31, 2008

(a) Identity of Party Involved		(b) Relationship to Plan, employer, or other party-in-interest
Oppenheimer & Co. Inc.		Plan Sponsor
(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
Prohibited loan to Oppenheimer & Co. Inc.
(d) Purchase price	(e) Selling price	(f) Lease rental/loan amount involved	(g) Expenses incurred in connection with transaction
$ -	$ -	$ 380,588	$ -
(h) Cost of asset	(I) Current value of asset	(J) Net gain (loss) on each transaction
$ -	$ -	$ -

During 2008 the Company repaid this loan and related interest.

Note: The above information was obtained directly from Form 5500, Schedule G, Part III

Schedule 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OPPENHEIMER & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Chairman and CEO of
Oppenheimer & Co. Inc., the Plan Administrator

/s/ Lenore Denys

Lenore Denys, as Senior Vice-President of
Oppenheimer & Co. Inc., the Plan Administrator

Date: June 26, 2009

EXHIBIT INDEX

Exhibit 23 - Consent of Independent Registered Public Accounting Firm